Westside Energy Corporation
                        4400 Post Oak Parkway, Suite 2530
                                Houston, TX 77027

September 28, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-S
Washington, D.C. 20549

Attn:   Ms. Regina Balderas, Division of Corporate Finance

Dear Ms. Balderas:

        We recently received your comments letter on Westside Energy Corporation's 2004 10-KSB and 2005 10-QSB filings (File No. 1 - 32533). As you and I previously discussed in our phone conversation, Hurricane Rita has negatively impacted our available staff time to respond to the comments described in your letter. We therefore request an extension of the due date for our response from September 29, 2005 to October 7, 2005.

        Thank you in advance for your consideration of our request. Should you have any questions regarding this matter, please contact me immediately at
713.979.2660 x 206.


                                                  Sincerely;

                                                  /s/ Sean J. Austin

                                                  Sean J. Austin
                                                  Vice President and Controller

          Phone: 713.979.2660 o Fax: 713.979. 2665 o westsideenergy.com